UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MONTPELIER RE HOLDINGS LTD.

(Name of Issuer)

Common Shares, par value 1/6 of a cent per share

(Title of Class of Securities)

G62185 10 6

(CUSIP Number)

Robert Seelig, Esq.

Vice President and General Counsel

White Mountains Insurance Group, Ltd.

80 South Main Street

Hanover, New Hampshire 03755

(603) 640-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G62185 10 6

1.	Names of Reporting Persons. White Mountains Insurance Group, Ltd. I.R.S. Identification Nos. of above persons (entities only) 94-2708455

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 13,472,357.5*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 13,472,357.5*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,472,357.5*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.1%*

14.	Type of Reporting Person (See Instructions) HC, CO

*  The reporting person currently owns no shares of record of Common Stock, par value 1/6 cent per share of Montpelier Re Holdings Ltd. (the “Issuer”) and beneficially owns (through wholly owned affiliates) 6,300,000 shares of Common Stock of the Issuer and non-voting warrants to acquire 7,172,357.5 shares of Common Stock of the Issuer at a price of $16.67 per share through January 3, 2012 which are currently exercisable.  The Issuer’s Bye-laws reduce the total voting power of any shareholder owning more than 9.5% of its shares of Common Stock to 9.5% of the total voting power of all shares of Common Stock as further described in Item 5(b) to this Schedule 13D.

1.	Names of Reporting Persons. Fund American Reinsurance Company, Ltd. I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,172,357.5*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,172,357.5*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,172,357.5*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.1%*

14.	Type of Reporting Person (See Instructions) IC, CO

*  The amounts shown in rows (8), (10) and (11) consist of non-voting warrants to acquire 7,172,357.5 shares of Common Stock of the Issuer at a price of $16.67 per share through January 3, 2012 which are currently exercisable.

1.	Names of Reporting Persons. OneBeacon Insurance Company I.R.S. Identification Nos. of above persons (entities only) 23-1502700

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,600,000*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,600,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,600,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.7%

14.	Type of Reporting Person (See Instructions) IC, CO

*  The Issuer’s Bye-laws reduce the total voting power of any shareholder owning more than 9.5% of its shares of Common Stock to 9.5% of the total voting power of all shares of Common Stock as further described in Item 5(b) to this Schedule 13D.

1.	Names of Reporting Persons. Pennsylvania General Insurance Company I.R.S. Identification Nos. of above persons (entities only) 23-1471444

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,800,000*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,800,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,800,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.8%

14.	Type of Reporting Person (See Instructions) IC, CO

*  The Issuer’s Bye-laws reduce the total voting power of any shareholder owning more than 9.5% of its shares of Common Stock to 9.5% of the total voting power of all shares of Common Stock as further described in Item 5(b) to this Schedule 13D.

1.	Names of Reporting Persons. The Camden Fire Insurance Association I.R.S. Identification Nos. of above persons (entities only) 21-0418860

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 900,000*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 900,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 900,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions) IC, CO

*  The Issuer’s Bye-laws reduce the total voting power of any shareholder owning more than 9.5% of its shares of Common Stock to 9.5% of the total voting power of all shares of Common Stock as further described in Item 5(b) to this Schedule 13D.

The reporting persons filing this Schedule 13D have previously filed a Schedule 13G pursuant to the provisions of §240.13d-1(d) under the Securities and Exchange Act of 1934 (the “Act).  The reporting persons are filing this Schedule 13D under the provisions of §240.13d-1(a) and Section 13(d)(6)(B) of the Act as a result of the acquisition by Fund American Reinsurance Company, Ltd. on March 15, 2004 of non-voting warrants to purchase 2,390,785.8 shares of Common Stock of Montpelier Re Holdings Ltd. at a price of $16.67 per share through January 3, 2012 which are currently exercisable.

Item 1.	Security and Issuer

The title of the class of equity securities to which this Schedule 13D relates is shares of Common Stock, par value 1/6 cent per share (the “Common Stock”), of Montpelier Re Holdings Ltd. (the “Issuer”).  The address of the principal executive offices of the Issuer is Mintflower Place, 8 Par-la-ville Road, Hamilton, HM 08, Bermuda.

Item 2.	Identity and Background

(a)-(f)  The names of the persons filing this statement are White Mountains Insurance Group, Ltd., a Bermuda company (“WTM”), Fund American Reinsurance Company, Ltd., a Bermuda company (“FA Re”), OneBeacon Insurance Company, a Pennsylvania corporation (“OBIC”), Pennsylvania General Insurance Company, a Pennsylvania corporation (“PGIC”) and The Camden Fire Insurance Association, a New Jersey corporation (“CFIA”).  WTM, FA Re, OBIC, PGIC and CFIA are collectively referred to herein as the “Reporting Persons”.  FA Re, OBIC, PGIC and CFIA are indirect wholly owned subsidiaries of WTM.

WTM’s principal businesses are conducted through its subsidiaries and affiliates in the businesses of property and casualty insurance and reinsurance.  WTM’s headquarters are located at Crawford House, 23 Church Street, Hamilton, Bermuda HM 11, its principal executive office is located at 80 South Main Street, Hanover, New Hampshire 03755-2053 and its registered office is located at Clarendon House, 2 Church Street, Hamilton, Bermuda HM 11. Set forth in Schedule A attached hereto, which is incorporated herein by reference, is the name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each of WTM’s directors and executive officers.  During the last five years, neither WTM nor, to WTM’s knowledge, any person named in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither WTM nor, to WTM’s knowledge, any person named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FA Re’s principal businesses are property and casualty insurance and reinsurance.  FA Re’s headquarters and principal executive office is located at Victoria Hall, 11 Victoria Street, Hamilton HM HX Bermuda and its registered office is located at Clarendon House, 2 Church Street, Hamilton, Bermuda HM 11.  Set forth in Schedule B attached hereto, which is incorporated herein by reference, is the name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each of FA Re’s directors and executive officers.  During the last five years, neither FA Re nor, to FA Re’s knowledge, any person named in Schedule B hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither FA Re nor, to FA Re’s knowledge, any person named in Schedule B hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

OBIC’s principal business is property and casualty insurance.  OBIC’s headquarters and  principal executive office is located at One Beacon Street, Boston MA 02108 and its statutory home office is located at 436 Walnut Street, Philadelphia, PA 19106.  Set forth in Schedule C attached hereto, which is incorporated herein by reference, is the name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each of OBIC’s directors and executive officers.  During the last five years, neither OBIC nor, to OBIC’s knowledge, any person named in Schedule C hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither OBIC nor, to OBIC’s knowledge, any person named in Schedule C hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

PGIC’s principal business is property and casualty insurance.  PGIC’s headquarters and principal executive office is located at One Beacon Street, Boston MA 02108 and its statutory home office is located at 436 Walnut Street, Philadelphia, PA 19106.  Set forth in Schedule D attached hereto, which is incorporated herein by reference, is the name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each of PGIC’s directors and executive officers.  During the last five years, neither PGIC nor, to PGIC’s knowledge, any person named in Schedule D hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither PGIC nor, to PGIC’s knowledge, any person named in Schedule D hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CFIA’s principal business is property and casualty insurance.  CFIA’s headquarters and  principal executive office is located at One Beacon Street, Boston MA 02108 and its statutory home office is located at 400 Fellowship Road, Mt. Laurel, NJ 08054.  Set forth in Schedule E attached hereto, which is incorporated herein by reference, is the name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each of CFIA’s directors and executive officers.  During the last five years, neither CFIA nor, to CFIA’s knowledge, any person named in Schedule E hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither CFIA nor, to CFIA’s knowledge, any person named in Schedule E hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On March 15, 2004, FA Re acquired warrants to purchase 2,390,785.5 shares of Common Stock of the Issuer from Benfield Holdings Limited.  The aggregate purchase price paid by FA Re in connection with the acquisition of the warrants was $54,103,482.65.  Funds used to purchase the warrants were comprised of (i) $30,000,000 in inter-company loans from Folksamerican Reinsurance Company and White Mountains Re Group, both wholly owned subsidiaries of WTM, and (ii) $24,103,482.65 in cash.

The shares or warrants to purchase shares of Common Stock referred to in Item 5(a) hereof as being beneficially owned by the Reporting Persons (other than the warrants to purchase shares of Common Stock referred to in the previous paragraph) were acquired by such parties in transactions which have been previously described in filings pursuant to Rule 13d-1(d) under the Act on Schedule 13G (“Previous Filings”).

Item 4.	Purpose of Transaction

The Reporting Persons hold the shares and warrants to purchase shares of Common Stock of the Issuer as an investment.  The Reporting Persons may from time to time purchase additional shares of Common Stock of the Issuer in the open market or in private transactions.  The timing and amount of any such purchases will depend on market conditions, business conditions affecting the Issuer and other factors.  The Reporting Persons also reserve the right to reduce their interest in the Issuer from time to time by open market or private sales of Common Stock of the Issuer.

The Reporting Persons may also sell shares of Common Stock of the Issuer from time to time pursuant to that certain Registration Statement on Form S-3 (Registration No. 333-112792) filed by the Issuer with the Securities and Exchange Commission on February 13, 2004 (the “Registration Statement”) for registration of various securities to be issued from time to time by the Issuer and various shares of

Common Stock of the Issuer to be sold from time to time by the Reporting Persons and the other selling shareholders identified in such Registration Statement.

(a)       As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons which relate to or would result in the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (in each case, other than those described in the two immediately preceding paragraphs of this Item 4), provided, however, that each of the Reporting Persons reserves the right to (i) acquire or dispose of securities of the Issuer in the future and (ii) develop such plans or proposals in the future, in each case, to the extent that such Reporting Person deems any such acquisition, disposition, plan or proposal to be appropriate.

(b)       As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c)       As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

(d)       As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons which relate to or would result in any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board except as follows: (i) John J. Byrne, a director of WTM, has announced that he will resign from the Board of Directors of the Issuer effective March 31, 2004, and (ii) John P. Cavoores, an Executive Officer of OBIC, PGIC and CFIA, has announced that he has declined his previously announced nomination to join the Board of Directors of the Issuer at the Issuer's next Annual Meeting.

(e)       As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

(f)        As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons which relate to or would result in any other material change in the Issuer’s business or corporate structure.

(g)       As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons which relate to or would result in changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any of the Reporting Persons.

(h)       As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons which relate to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)        As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act.

(j) As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons which relate to or would result in any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)       The Reporting Persons beneficially own 13,472,357.5 shares of Common Stock of the Issuer, representing approximately 19.1% of the issued and outstanding shares of Common Stock of the Issuer, based on the Issuer’s representation that there were 63,392,597 shares of Common Stock of the Issuer outstanding as of March 1, 2004.

WTM owns no shares of record of Common Stock of the Issuer and beneficially owns (through FA Re, OBIC, PGIC and CFIA, which are indirect wholly owned subsidiaries of WTM) 6,300,000 shares of Common Stock of the Issuer and non-voting warrants to acquire 7,172,357.5 shares of Common Stock of the Issuer at a price of $16.67 per share through January 3, 2012 which were currently exercisable.  FA Re beneficially owns non-voting warrants to acquire 7,172,357.5 shares of Common Stock of the Issuer, representing approximately 10.1% of the issued and outstanding shares of Common Stock of the Issuer, at a price of $16.67 per share through January 3, 2012 which were currently exercisable.  OBIC beneficially owns 3,600,000 shares of Common Stock of the Issuer, representing approximately 5.7% of the issued and outstanding shares of Common Stock of the Issuer.  PGIC beneficially owns 1,800,000 shares of Common Stock of the Issuer, representing approximately 2.8% of the issued and outstanding shares of Common Stock of the Issuer.  CFIA beneficially owns 900,000 shares of Common Stock of the Issuer, representing approximately 1.4% of the issued and outstanding shares of Common Stock of the Issuer.

John J. Byrne, a person named in Item 2 hereof, is deemed to beneficially own 300,000 shares of Common Stock of the Issuer.  Included in Mr. Byrne's holdings is 60,000 shares of Common Stock owned by his wife and Mr. Byrne disclaims beneficial ownership of such shares.  K.Thomas Kemp, a person named in Item 2 hereof, beneficially owns 60,000 shares of Common Stock of the Issuer.  Gordon S. Macklin, a person named in Item 2 hereof, beneficially owns 30,000 shares of Common Stock of the Issuer.  Allan L. Waters, a person named in Item 2 hereof, beneficially owns 30,000 shares of Common Stock of the Issuer.  Joseph S. Steinberg, a person named in Item 2 hereof, beneficially owns 15,000 shares of Common Stock of the Issuer.  Each of the above named persons beneficially owns less than 1% of the issued and outstanding shares of Common Stock of the Issuer.  John G. Gillespie, a person named in Item 2 hereof, is deemed to beneficially own 974,460 shares of Common Stock of the Issuer, representing approximately 1.5% of the issued and outstanding shares of Common Stock of the Issuer.  Mr. Gillespie's beneficial interest in this number of shares of Common Stock is comprised of (i) 854,460 shares of Common Stock owned by various private investment funds managed by Prospector Partners LLC in which Mr. Gillespie is the managing member, (ii) 60,000 shares of Common Stock held by Gillespie Family 2000, LLC in which Mr. Gillespie's interest is limited to that as co-managing member, (iii) 36,000 shares of Common Stock held by Main Street America Assurance Corporation to which Mr.Gillespie serves as an investment manager and (iv) 24,000 shares of Common Stock held by National Grange Mutual Insurance Company to which Mr. Gillespie serves as an investment manager.  Mr. Gillespie disclaims beneficial ownership of such shares of

Common Stock referenced in (i) through (iv) above except to the extent of Mr. Gillespie's pecuniary interest therein.

(b)       In general, except as provided in the Issuer’s bye-laws, shareholders have one vote for each share of Common Stock held by them and are entitled to vote on a non-cumulative basis at all meetings of shareholders.  The Issuer’s bye-laws provide, among other things, that if, and so long as, the “Controlled Shares” (as defined below) of any person would otherwise represent more than 9.5% of the voting power of all of the shares of Common Stock entitled to vote generally at an election of directors, then the votes conferred by the Controlled Shares owned by such person shall be automatically reduced by whatever amount is necessary so that after any reduction of the votes conferred by the Controlled Shares of such person shall constitute 9.5% of the total voting power of all the shares of Common Stock entitled to vote generally at any election of directors.  “Controlled Shares” means, among other things, all shares of Common Stock that a person is deemed to beneficially own, directly, indirectly or constructively (within the meaning of Section 958 of the United States Internal Revenue Code of 1986, as amended).  Therefore, as of the date hereof, the Reporting Persons presently believe that they would not be entitled to more than 9.5% of the voting power of all of the shares of Common Stock entitled to vote generally at any election of directors.

Subject to the foregoing paragraph, the Reporting Persons beneficially own 13,472,357.5 shares of Common Stock of the Issuer as to which they have (i) shared power to vote or direct the vote and (ii) shared power to dispose or direct the disposition.  WTM owns no shares of record of Common Stock of the Issuer and beneficially owns 6,300,000 shares of Common Stock of the Issuer and non-voting warrants to acquire 7,172,357.5 shares of Common Stock of the Issuer as to which it has (i) shared power to vote or direct the vote and (ii) shared power to dispose or direct the disposition.  FA Re beneficially owns non-voting warrants to acquire 7,172,357.5 shares of Common Stock of the Issuer as to which it has (i) shared power to vote or direct the vote and (ii) shared power to dispose or direct the disposition.  OBIC beneficially owns 3,600,000 shares of Common Stock of the Issuer as to which it has (i) shared power to vote or direct the vote and (ii) shared power to dispose or direct the disposition.  PGIC beneficially owns 1,800,000 shares of Common Stock of the Issuer as to which it has (i) shared power to vote or direct the vote and (ii) shared power to dispose or direct the disposition.  CFIA beneficially owns 900,000 shares of Common Stock of the Issuer as to which it has (i) shared power to vote or direct the vote and (ii) shared power to dispose or direct the disposition.

John J. Byrne, a person named in Item 2 hereof, is deemed to beneficially own 300,000 shares of Common Stock of the Issuer. Mr. Byrne has (i) sole power to vote or direct the vote and sole power to dispose or direct the disposition as to 240,000 shares of Common Stock of the Issuer and (ii) shared power to vote or direct the vote and shared power to dispose or direct the disposition as to 60,000 shares of Common Stock of the Issuer.  K. Thomas Kemp, a person named in Item 2 hereof, beneficially owns 60,000 shares of Common Stock of the Issuer as to which he has (i) sole power to vote or direct the vote and (ii) sole power to dispose or direct the disposition.  Gordon S. Macklin, a person named in Item 2 hereof, beneficially owns 30,000 shares of Common Stock of the Issuer as to which he has (i) sole power to vote or direct the vote and (ii) sole power to dispose or direct the disposition.  Allan L. Waters, a person named in Item 2 hereof, beneficially owns 30,000 shares of Common Stock of the Issuer as to which he has (i) sole power to vote or direct the vote and (ii) sole power to dispose or direct the disposition.  Joseph S. Steinberg, a person named in Item 2 hereof, beneficially owns 15,000 shares of Common Stock of the Issuer as to which he has (i) sole power to vote or direct the vote and (ii) sole power to dispose or direct the disposition.  John D. Gillespie, a person named in Item 2 hereof, is deemed to beneficially own 974,460 shares of Common Stock of the Issuer.  Mr. Gillespie has (i) sole power to vote or direct the vote and sole power to dispose or direct the disposition as to 914,460 shares of Common Stock of the Issuer and (ii) shared power to vote or direct the vote and shared power to dispose or direct the disposition as to 60,000 shares of Common Stock of the Issuer.  Mr. Gillespie disclaims beneficial ownership of all such shares of Common Stock referred to in (i) through (ii) above except to the extent of Mr. Gillespie's pecuniary interest therein.

(c)       On March 12, 2004, OBIC sold 4,500,000 shares of Common Stock of the Issuer to Banc of America Securities LLC and Morgan Stanley & Co. Incorporated (the “Underwriters”) at a price of $34.50 per share pursuant to that certain Underwriting Agreement dated as of March 12, 2004 (the “Underwriting Agreement”) among the Underwriters, the Issuer, OBIC, and the other several selling shareholders listed in Schedule I to the Underwriting Agreement.

Except as described in the foregoing paragraphs of this Item 5(c), there have been no transactions in shares of the Common Stock of the Issuer effected by the Reporting Persons, and to the best knowledge of the Reporting Persons, no transactions in shares of Common Stock of the Issuer effected by any other person named in Item 2 hereof, during the 60 days immediately preceding the date of this Schedule 13D.

(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth under Items 3, 4 and 6 and the agreements set forth in the Exhibits attached hereto are incorporated herein by reference.

In addition, certain of the Reporting Persons are parties to that certain Shareholders Agreement dated as of December 12, 2001, among the Issuer, each of the persons listed on Schedule 1 thereto and any future security holder of Issuer that becomes a party thereto (the “Shareholders Agreement”), which grants such parties certain registration rights, tag-along rights with respect to proposed sales of 20% or more of the outstanding shares of Common Stock by a shareholder (or group of shareholders) and certain information rights with respect to the Issuer.  The Shareholders Agreement is filed as Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-89408) filed by the Issuer with the Securities and Exchange Commission on May 30, 2002.  The Shareholders Agreement is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
The following documents are filed as exhibits:

Exhibit Number	Exhibit Name

1.

Agreement dated as of March 24, 2004, among White Mountains Insurance Group, Ltd., Fund American Reinsurance Company, Ltd., OneBeacon Insurance Company, Pennsylvania General Insurance Company and The Camden Fire Insurance Association.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2004

WHITE MOUNTAINS INSURANCE GROUP, LTD.

by
	Name:	Robert Seelig
	Title:	Vice President and General Counsel

FUND AMERICAN REINSURANCE COMPANY. LTD.

by
	Name:	Raymond Barrette
	Title:	Vice President

ONEBEACON INSURANCE COMPANY

by
	Name:	John Cavoores
	Title:	President

PENNSYLVANIA GENERAL INSURANCE COMPANY

by
	Name:	John Cavoores
	Title:	President

THE CAMDEN FIRE INSURANCE ASSOCIATION

by
	Name:	John Cavoores
	Title:	President

SCHEDULE A

The following is a list of the executive officers and directors of White Mountains Insurance Group, Ltd. (“WTM”), setting forth, for each person, the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

The residence or business address for each of the individuals listed below is White Mountains Insurance Group, Ltd., 80 South Main Street, Hanover, New Hampshire, 03755-2053.

Name/Citizenship	Position at WTM	Present Principal Occupation or Employment*

Steven E. Fass	Director of WTM and President and Chief Executive Officer of Folksamerica Holding Company Ltd.	President and Chief Executive Officer of Folksamerica Holding Company Ltd.

K. Thomas Kemp	Director of WTM	Chief Financial Officer of Montpelier Re Holdings Ltd.

Gordon S. Macklin	Director of WTM	Retired

Joseph S. Steinberg	Director of WTM	President of Leucadia National Corporation

Allan L. Waters	Director of WTM	Managing Member of Mulherrin Capital Advisors, LLC

John J. Byrne	Director of WTM	Retired

George J. Gillespie III	Director of WTM	Partner, Cravath, Swaine & Moore

John D. Gillespie	Deputy Chairman of WTM and Chairman and President of White Mountains Advisors LLC.	Chairman and President of White Mountains Advisors LLC.

Frank A. Olson	Director of WTM	Retired

Raymond Barrette	Director and President and Chief Executive Officer of WTM	President and Chief Executive Officer of WTM

Howard L. Clark, Jr.	Director of WTM	Vice Chairman of Lehman Brothers, Inc.

Robert P. Cochran	Director of WTM	President and Chief Executive Officer of Financial Security Assurance Holdings Ltd.

Lowndes A. Smith	Director of WTM	Retired

Arthur Zankel	Director of WTM	Senior Managing Member of High Rise Capital Advisors LLC.

John P. Cavoores	Managing Director, President and Chief Executive Officer of OneBeacon Insurance Group LLC	Managing Director, President and Chief Executive Officer of OneBeacon Insurance Group LLC

Charles B Chokel	Managing Director of White Mountains Capital, Inc.	Managing Director of White Mountains Capital, Inc.

David T. Foy	Executive Vice President and Chief Financial Officer of WTM	Executive Vice President and Chief Financial Officer of WTM

J. Brian Palmer	Chief Accounting Officer of WTM	Chief Accounting Officer of WTM

Robert L. Seelig	Vice President and General Counsel of WTM	Vice President and General Counsel of WTM

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SCHEDULE B

The following is a list of the executive officers and directors of Fund American Reinsurance Company, Ltd. (“FA Re”), setting forth, for each person, the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

The residence or business address for each of the individuals listed below is Fund American Reinsurance Company, Ltd., Victoria Hall, 11 Victoria Street, Hamilton HM HX Bermuda.

Name/Citizenship	Position at FA Re	Present Principal Occupation or Employment*

Steven E. Fass	Chairman	President and Chief Executive Officer of Folksamerica Holding Company Ltd.

Raymond Barrette	Director	President and Chief Executive Officer of WTM

Anders Henriksson/Sweden	Director and President	President of FA Re

Sheila Nicoll/Bermuda	Director	President and Chief Executive Officer of Olympus Re Holdings, Ltd.

Elinor Lucas Quarterly/Bermuda	Alternate Director	Associate, Conyers, Dill & Pearman

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SCHEDULE C

The following is a list of the executive officers and directors of OneBeacon Insurance Company (“OBIC”), setting forth, for each person, the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

The residence or business address for each of the individuals listed below is OneBeacon Insurance Company, One Beacon Street, Boston, Massachusetts, 02108-3100.

Name/Citizenship	Position at OBIC	Present Principal Occupation or Employment*

Alexander C. Archimedes	Director and Senior Vice President	Senior Vice President

Andrew C. Carnase	Director and Senior Vice President	Senior Vice President

John P. Cavoores	Director and President	Managing Director, President and Chief Executive Officer of OneBeacon Insurance Group LLC

Charles B. Chokel	Director	Managing Director of White Mountains Capital LLC

Morgan W. Davis	Director and Managing Director	Managing Director

Gregory R. Galeaz	Director and Chief Financial Officer	Chief Financial Officer

Richard P. Howard	Director	Managing Director of White Mountains Advisors, LLC

Stuart N. Lerwick	Director and Chief Actuary	Chief Actuary

Thomas N. Schmitt	Director and Senior Vice President	Senior Vice President

Roger M. Singer	Director and Senior Vice President	Senior Vice President

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SCHEDULE D

The following is a list of the executive officers and directors of Pennsylvania General Insurance Company (“PGIC”), setting forth, for each person, the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

The residence or business address for each of the individuals listed below is Pennsylvania General Insurance Company, One Beacon Street, Boston, Massachusetts, 02108-3100.

Name/Citizenship	Position at PGIC	Present Principal Occupation or Employment*

Alexander C. Archimedes	Director and Senior Vice President	Senior Vice President

Andrew C. Carnase	Director and Senior Vice President	Senior Vice President

John P. Cavoores	Director and President	Managing Director, President and Chief Executive Officer of OneBeacon Insurance Group LLC

Charles B. Chokel	Director	Managing Director of White Mountains Capital LLC

Morgan W. Davis	Director and Managing Director	Managing Director

Gregory R. Galeaz	Director and Chief Financial Officer	Chief Financial Officer

Richard P. Howard	Director	Managing Director of White Mountains Advisors, LLC

Stuart N. Lerwick	Director and Chief Actuary	Chief Actuary

Thomas N. Schmitt	Director and Senior Vice President	Senior Vice President

Roger M. Singer	Director and Senior Vice President	Senior Vice President

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SCHEDULE E

The following is a list of the executive officers and directors of The Camden Fire Insurance Association (“CFIA”), setting forth, for each person, the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

The residence or business address for each of the individuals listed below is The Camden Fire Insurance Association, One Beacon Street, Boston, Massachusetts, 02108-3100.

Name/Citizenship	Position at CFIA	Present Principal Occupation or Employment*

Alexander C. Archimedes	Director and Senior Vice President	Senior Vice President

Andrew C. Carnase	Director and Senior Vice President	Senior Vice President

John P. Cavoores	Director and President	Managing Director, President and Chief Executive Officer of OneBeacon Insurance Group LLC

Charles B. Chokel	Director	Managing Director of White Mountains Capital LLC

Morgan W. Davis	Director and Managing Director	Managing Director

Gregory R. Galeaz	Director and Chief Financial Officer	Chief Financial Officer

Richard P. Howard	Director	Managing Director of White Mountains Advisors, LLC

Stuart N. Lerwick	Director and Chief Actuary	Chief Actuary

Thomas N. Schmitt	Director and Senior Vice President	Senior Vice President

Roger M. Singer	Director and Senior Vice President	Senior Vice President

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Exhibit Number	Exhibit Name

1.

Agreement dated as of March 24, 2004, among White Mountains Insurance Group, Ltd., Fund American Reinsurance Company, Ltd., OneBeacon Insurance Company, Pennsylvania General Insurance Company and The Camden Fire Insurance Association.

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